FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: November 13, 2008
Commission File Number: 000-24443
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐           No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
Date: November 13, 2008	/s/ Brenda Lazare
Brenda Lazare
Assistant Secretary

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EXHIBIT INDEX

Exhibit Number	Description

1.	Press release dated November 5, 2008

2.	Press release dated November 13, 2008

3.	Management’s Discussion and Analysis for the nine months ended September 30, 2008

4.	Financial Statements for the nine months ended September 30, 2008

5.	Form 52-109F2 for each of Messrs. Farmer and Anderson dated November 13, 2008

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Exhibit 1

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
Denison Mines Corp. Third Quarter 2008 Results
Conference Call Thursday,
November 13, 2008
Telephone Conference to be held on November 13 at 10:00 AM Eastern Time (ET).
Toronto, ON — November 5, 2008 (TSX: DML; AMEX: DNN) Denison Mines Corp. (“Denison” or the “Company”) announces that the Company will hold a telephone conference with a webcast presentation at 10:00 am ET on November 13, 2008 to discuss financial results for the Third Quarter 2008 for the period ending September 30, 2008.
Please call in 5-10 minutes before the conference starts and stay on the line (an operator will be available to assist you). The Call in number is (416) 641 — 6139.
To view the live presentation, please log on at www.denisonmines.com 10 minutes prior to the call.
Approximately two hours after the call:
•	a replay of the telephone conference will be available at (416) 695 — 5800 and the passcode is 3274398; and

•	the presentation will be available at www.denisonmines.com.
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company also has ownership interests in two of the four conventional uranium mills operating in North America today. The Company has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

Exhibit 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A
DENISON MINES CORP. REPORTS THIRD QUARTER EARNINGS
Toronto, ON — November 13, 2008... Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: AMEX) today reported its financial results for the three months and nine months ended September 30, 2008. All amounts in this release are in U.S. dollars unless otherwise indicated. For a more detailed discussion of the financial results, see management’s discussion and analysis (“MD&A”) following this release.
Consolidated Results
Consolidated net income was $332,000 or $0.00 per share for the three months ended September 30, 2008 compared with a consolidated net loss of $11,721,000 or $0.06 per share for the same period in 2007. For the nine months ended September 30, 2008, consolidated net loss was $23,886,000 ($0.13 per share) compared with consolidated net income of $23,702,000 ($0.13 per share) for the same period in 2007.
Revenue was $36,483,000 for the three months ended September 30, 2008 compared with $9,411,000 for the three months ended September 30, 2007. Revenue was $86,377,000 for the nine months ended September 30, 2008 compared to $39,939,000 for the nine months ended September 30, 2007, an increase of 116%.
Net cash from (used in) operations was ($11,107,000) for the three months ended September 30, 2008, compared with net cash from (used in) operations of ($9,139,000) for the three months ended September 30, 2007. For the nine months ended September 30, 2008 net cash from (used in) operations was ($9,437,000) compared with ($14,044,000) for the same period in 2007.
The Company expenses exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Exploration expenditures expensed totalled $7,682,000 for the three months ended and $18,034,000 for the nine months ended September 30, 2008 compared to $8,385,000 for the three months and $16,914,000 for the nine months ended September 30, 2007.
Significant events in the third quarter include:
➢	Uranium sales revenue increased by 116% over sales in the nine month period in 2007. Denison sold 370,000 pounds U3O8 during the quarter from U.S. production at an average price of $66.12 per pound and 147,000 pounds U3O8 from its Canadian production under the existing long-term contracts at an average price of $61.35 per pound.

➢	Spot prices for U3O8 decreased from $59.00 per pound at June 30, 2008 to $53.00 per pound at September 30, 2008 and is currently $48.00 per pound as quoted by Ux Consulting. The long-term price for U3O8 dropped from $80.00 per pound at June 30, 2008 to $75.00 per pound at September 30, 2008 and is currently $70.00 per pound as quoted by Ux Consulting.

➢	Denison Environmental Services (“DES”), a division of Denison Mines Inc., a subsidiary of the Company, was awarded a contract for care and maintenance at the Faro Mine Complex in the Yukon. The contract runs for three years at $7.2 million per annum.

➢	Exploration drilling at the Company’s Mutanga uranium project in Zambia discovered three new zones of mineralization.

➢	Exploration drilling at the Wheeler River project in which Denison has a 60% interest, confirmed a new unconformity hosted mineralized zone with 600 metres of untested strike length.

➢	Production during the quarter at the Company’s White Mesa mill in Utah totalled 286,000 lbs. U3O8 and 250,000 lbs V2O5. The Company’s share of production at 22.5% owned McClean Lake totalled 184,000 pounds U3O8.

➢	Denison signed a second long-term contract for the supply of uranium from the White Mesa mill. The contract is for 20% of the production from the White Mesa mill during the years 2012 — 2017 inclusive, but not less than 200,000 pounds per year. Pricing under this contract is 95% of the long-term price at the time of delivery with an escalated floor price of $50.00 per pound.

➢	The Company obtained the operation permit for its tailings cell 4A at its White Mesa mill in Utah.
Revenue
Uranium sales revenue for the third quarter was $34,600,000. Sales from U.S. production were 370,000 pounds U3O8 at an average price of $66.12 per pound. Sales of Canadian production were 147,000 pounds U3O8 at an average price of $61.35 per pound. Revenue also includes the amortization of the fair value increment on sales contracts from the acquisition of Denison Mines Inc. in the amount of $947,000 in the quarter. Uranium sales revenue in the 2007 period totaled $7,395,000 from the net sale of 85,000 pounds U3O8 from Canadian production at an average sales price of $85.41 per pound.
Denison currently markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Denison’s share of current contracted sales volumes jointly marketed with ARC is set out in the table below:
Contracted Canadian Sales Volumes
(pounds U3O8 x 1000)

(in thousands)	2008	2009	2010	Pricing
Market Related	588	392	49	80% to 85% of Spot
Legacy Base Escalated	95	0	0	$20.00 to $26.00
Legacy Market Related	60	0	0	96% of Spot
Agreements with AREVA call for production to be allocated first to the market related contracts with any surplus to be apportioned evenly over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices.
The joint marketing of Canadian uranium production will cease at the end of 2008 except for the market related category above. Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market-related contracts.
In addition to the contracts noted above, the Company currently has two other long-term contracts in place. One is for the sale of 17% of the White Mesa mill production commencing in 2008 up to 6.5 million pounds with a minimum of 250,000 pounds in 2008 and 500,000 pounds in 2009 increasing to a minimum of 1,000,000 pounds by 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. The second contract is for 20% of the production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year. Pricing under this contract is 95% of the long-term price at the time of delivery with an escalated floor price of $50.00 per pound.
Revenue from the environmental services division was $1,434,000 for the three months ended September 30, 2008 compared to $1,443,000 in the same period in 2007. Revenue from the management contract with Uranium Participation Corporation was $425,000 for the three months ended September 30, 2008 compared to $505,000 for the third quarter of 2007.
Uranium Production
Total uranium production for the Company from its Canadian and U.S. operations was 470,000 pounds for the three months ended September 30, 2008 and 977,000 pounds for the nine months ended September 30, 2008. The McClean Lake joint venture produced 818,000 pounds U3O8 for the three months ended September 30, 2008 and 2,566,000 pounds U3O8 for the nine months ended September 30, 2008 compared to production of 385,000 pounds and 1,169,000 pounds during the same periods in 2007. Denison’s 22.5% share of the 2008 production totaled 184,000 pounds during the three months and 577,000 pounds during the nine months ended September 30, 2008.
Production costs from Canadian operations for the quarter were CDN$58.92 per pound U3O8 including CDN$34.99 per pound U3O8 from amortization, depletion and depreciation costs. For the nine months ended September 30,

2008, production costs were CDN$55.94 per pound U3O8 including CDN$33.89 per pound U3O8 for amortization, depletion and depreciation costs.
Inventory from Canadian production was 46,000 pounds U3O8 at September 30, 2008.
Production at the White Mesa mill was 286,000 pounds U3O8 for the three months ended September 30, 2008 and 400,000 pounds U3O8 for the nine months ended September 30, 2008 compared to 16,000 pounds and 153,000 pounds U3O8 for the same periods in 2007. Processing of conventional ore commenced on April 28, 2008 and to September 30, 2008 production from conventional ore was 306,000 pounds U3O8. The Company also commenced producing vanadium during the third quarter and produced 250,000 pounds V2O5 to September 30, 2008. Production at the White Mesa mill continues to increase with over 166,000 pounds U3O8 and 294,000 pounds V2O5 produced in October 2008.
For the nine months ended September 30, 2008, production costs for processing conventional ore at the White Mesa mill totaled $61.93 per pound U3O8 and vanadium equivalent including $24.38 per pound for amortization, depletion and depreciation.
Inventory from US production was 76,500 pounds U3O8 and 250,000 pounds V2O5 at September 30, 2008.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended September 30, 2008 exploration expenditures totaled $7,682,000 compared to $8,385,000 for the three months ended September 30, 2007. For the nine months ended September 30, 2008, exploration expenditures totaled $18,034,000 compared with $16,914,000 for the nine months ended September 30, 2007.
In the Athabasca Basin region of Saskatchewan, Denison is engaged in uranium exploration on advanced projects as part of the ARC operated McClean and Midwest joint ventures and is participating in a total of 33 other exploration projects concentrated in the prospective eastern margin of the Athabasca Basin. Denison’s share of exploration spending on its Canadian properties totaled $3,042,000 of which $2,855,000 was expensed in the statement of operations for the three months ended September 30, 2008. Exploration spending totaled $5,612,000 of which $5,547,000 was expensed in the statement of operations for the three months ended September 30, 2007. For the nine months ended September 30, 2008, Denison’s share of exploration spending on its Canadian properties totaled $12,210,000 of which $11,329,000 was expensed compared with spending of $14,045,000 of which $13,441,000 was expensed in the nine months ended September 30, 2007.
Exploration expenditures of $2,099,000 for the three months ended September 30, 2008 ($2,716,000 for the three months ended September 30, 2007) and of $3,520,000 for the nine months ended September 30, 2008 ($3,177,000 for the nine month period in 2007) were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrogeological drilling, plant design and environmental studies.
In Zambia, the Company commenced exploration activities during the quarter, including an airborne geophysical survey, linecutting and drilling. Exploration expenditures during the quarter totaled $2,465,000. Additional expenditures for development of the Mutanga project continued. This work included development and hydrogeological drilling, metallurgical test work, environmental studies and engineering.
General and Administrative
General and administrative expenses were $4,322,000 for the three months ended September 30, 2008 compared with $3,138,000 for the three months ended September 30, 2007. The increase was primarily the result of the increase in the Company’s operations, the acquisition and implementation of new information and financial systems, an increase in public company expenses due to additional compliance costs and an increase in non-cash stock compensation costs resulting from stock options granted in 2008. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.

Other Income and Expenses
Other income (expense) totaled $8,451,000 for the three months ended September 30, 2008 compared with ($893,000) for the three months ended September 30, 2007. For the nine months ended September 30, 2008, other income (expense) totaled ($65,000) compared to $37,343,000 for the same period in 2007. During the third quarter, this consists primarily of interest income, interest expense, and foreign exchange gains. Foreign exchange gains totaled $9,197,000 for the three months and $232,000 for the nine months ended September 30, 2008 arising from the translation of the Zambian kwacha into the U.S. dollar. In 2007, other income (expense) included a gain on the sale of portfolio investments of $1,108,000 and $39,751,000 for the three months and nine month periods. Other income (expense) also included interest paid on company indebtedness of $902,000 for the three months and $1,422,000 for the nine months ended September 30, 2008.
Outlook
Mining and Production
Canada
Mining of the Sue B deposit, which contains approximately 1.4 million pounds U3O8, is underway and is expected to be completed by year end. Milling of the stockpiled Sue E, Sue B and Sue A ore is ongoing and U3O8 production at McClean Lake in 2008, which will be primarily ore from Sue E, is expected to be 3.2 million pounds of which Denison’s share is 720,000 pounds. Stripping and mining of the Caribou deposit is expected to commence in March 2009. Denison’s share of production in 2009 is expected to be 750,000 pounds U3O8.
United States
Five mines are operating on the Colorado Plateau with production from the Sunday, Pandora, Topaz, West Sunday and Rim mines running at about 400 tons per day. At the Tony M mine within the Henry Mountains Complex, located in Utah, production is currently approximately 340 tons per day. In addition to the mined ore, historic stockpile ore from Tony M is being hauled to the mill at a rate of approximately 470 tons per day. There is an estimated 85,000 tons of this stockpile material remaining at the mine site. Production from these mines is being hauled to Denison’s White Mesa mill. At September 30, 2008, a total of 289,000 tons had been shipped to the mill of which 140,500 tons have been fed to the mill. Mine development work has begun at the Beaver mine located on the Colorado Plateau. Ore production from this mine is anticipated to begin in December 2008 and will ramp up to 150 tons per day by second quarter 2009. At the Company’s Arizona 1 mine on the Arizona Strip, located in northeastern Arizona, the shaft rehabilitation and ventilation raises are complete. The air quality permitting process is underway but the Company is unable to determine the length of time required to receive the permit.
Processing of conventional ore at the mill began on April 28, 2008. The mill processed uranium-only ore to June 30, 2008. On July 1, 2008, processing of the uranium/vanadium ores from the Company’s Colorado Plateau mines commenced. Some Tony M ore was processed in August as the vanadium circuit worked through some commissioning issues. The mill is anticipating processing Colorado Plateau ore for the remainder of the year. The relining of tailings cell 4A is complete and approval of the operating permit has been received.
The Company expects to produce 1.0 million pounds U3O8 and 1.5 to 2.0 million pounds V2O5 during 2008 at the White Mesa mill. In 2009, production at the White Mesa mill is expected to be 1.4 million to 1.8 million pounds U3O8 and 2.6 million pounds to 3.2 million pounds V2O5.
Sales
The Company expects to sell 1.6 to 1.7 million pounds of U3O8 in 2008 including 0.9 to 1.0 million pounds from U.S. production. It also anticipates selling 1.0 to 1.3 million pounds of vanadium. Vanadium prices are quite volatile but have recently been quoted at $10 to $11 per pound V2O5.
Exploration1
Athabasca Basin

[1]	The technical information contained in this MD&A relating to the above-described exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a “qualified person” as defined in National Instrument 43-101.

In the Athabasca Basin, Denison is participating in a total of 35 exploration projects, located in the eastern part of the Basin and within trucking distance of all the three operating mills in the area. Denison and its joint venture partners carried out an extensive exploration program during this quarter with drilling activity on 8 of Denison’s 35 projects.
On the 60% owned Wheeler River property, a new zone of unconformity hosted uranium mineralization at a depth of less than 400 metres was discovered and reported in the second quarter. Preliminary results were reported based on eU3O8 grades. Confirmatory split core assay results have now been received from these holes, and have substantially upgraded the intersections. Drill hole WR-249 graded 1.72% U3O82 over 1.35 metres3 as compared to the previously reported grade of 0.263% eU3O8 over 2.0 metres and drill hole WR-251 graded 0.775% U3O8 over 2.25 metres as compared to the previously reported grade of 0.248% eU3O8 over 2.8 metres. In addition, late in the summer, WR-253 was spotted 15 metres to the south-east of WR-251, and intersected the target horizon at the unconformity and returned the highest results to date of 1.40% U3O8 over 4.0 metres, in the sandstone, and 1.75% U3O8 over 0.5 metres, in the basement.
The new Zone R has only been tested on two sections with 600 metres of untested strike length between the two sections. A drill hole 30 metres to the northeast of WR-253 overshot the zone, and WR-255, the last hole of the season located 30 metres southwest of WR-253, was lost in a void in an intensely altered zone above the unconformity. The geophysical signature extends a further 300 metres to the southwest and 150 metres to the northeast of the current sections, indicating a potential one-kilometre long zone. Infill and stepout drilling is scheduled for 2009.
Denison’s exploration spending in 2008 in the Athabasca Basin is expected to total $13,300,000.
Southwest United States
Drilling began early in the quarter on the Monogram Mesa project. While interesting and low level mineralization was identified in several widely spaced holes, no significant mineralization was noted. A drill program near the Company’s Pandora mine is scheduled to begin in mid-November.
Mongolia
Work in Mongolia was completed late in the quarter and consisted of a total of over 72,000 metres of drilling in 474 holes on five projects. Three new discoveries were made this season: at Hairhan along trend of the known mineralization; at Haraat parallel to known mineralization; and, a new deep zone at Ulziit. All these new discoveries will require additional drilling.
On the development side, hydrogeological work continued to mid-September in support of baseline and monitoring test wells at Hairhan. A number of environmental radiological programs were initiated and will continue in support of advancement to commercial ISR production at Hairhan.
An updated 43-101 compliant resource estimate for the Hairhan deposit which will incorporate the 2007 and 2008 drilling results will be completed in the first quarter of 2009. A revised 43-101 compliant resource estimate on the Haraat deposit is scheduled to be completed in the second quarter of 2009.
Zambia
Site activities during this quarter consisted of completion of a major airborne geophysical survey, detailed linecutting and exploration drilling on selected areas outside of the two proposed pit sites, hydrogeological drilling to define baseline hydrogeological groundwater parameters and environmental baseline studies. A total of three drill rigs continued work during the quarter and completed over 55,000 metres of drilling year to date, composed of 41,742 metres in support of development drilling, 10,654 metres committed to exploration drilling and 2,087 metres devoted to hydrogeological drilling.
As announced on September 18, 2008, three areas were classified as new uraniferous discoveries based on work during this quarter and require further confirmatory and infill drilling in subsequent programs. All the new discoveries are located within five kilometres of the main Mutanga deposit which is scheduled to be the first deposit mined.

[2]	Values reported herein are based on a 0.05% U3O8 cutoff.

[3]	All intersections and geological interpretations are based on diamond drill core only and mineralized intervals may not represent true thickness. For a description of the quality assurance program and quality control measure applied by Denison during the above described work, please see Denison’s Annual Information Form filed on March 28, 2008 under the Company’s profile on the SEDAR website at www.sedar.com.

In addition to the site activities, other project activities include: a 43-101 report on the Mutanga and Dibwe deposits, which is scheduled to be completed in the fourth quarter; metallurgical test work, including a pilot plant test and heap leach test work; infrastructure studies; development of a relocation plan; and, engineering in order to complete a detailed feasibility study by the end of the first quarter of 2009.
Liquidity
The Company had cash and cash equivalents at September 30, 2008 of $15,879,000 and portfolio investments with a market value of $21,039,000. The company has in place a $125,000,000 revolving credit facility with a term of three years. The facility includes a covenant which would reduce the credit facility to $80,000,000 by June 30, 2009 if the Company does not meet a production level of 1,700,000 pounds for 2008. An agreement has been reached with the bank to amend the production covenant to include vanadium production equivalent to uranium at a five to one ratio. Bank indebtedness under the facility at September 30, 2008 was $101,332,000.
Recent turmoil in world financial markets has severely curtailed access to debt and other capital. The Company’s spending plans and budgets for 2009 are currently being completed and are being tailored to fit within existing capital resources. This will result in decreased spending in all our exploration and development projects in 2009.
Conference Call
Denison is hosting a conference call on November 13, 2008 starting at 10:00 a.m. (Eastern Standard Time) to discuss the third quarter 2008 results. The webcast will be available live through a link on Denison’s website www.denisonmines.com and by telephone at 416-641-6139. A recorded version of the conference call will be available by calling 416-695-5800 (password: 3274398) approximately two hours after the conclusion of the call. The presentation will also be available at www.denisonmines.com.
Additional Information
Additional information on Denison is available on SEDAR at www.sedar.com and on the Company’s website at www.denisonmines.com.
About Denison
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration and development portfolio with large land positions in the United States, Canada, Zambia and Mongolia.
For further information contact:

E. Peter Farmer	(416) 979-1991 Extension 231
Chief Executive Officer

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Operating Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements

This press release contains statements which are not current statements or historical facts. They are “forward-looking information” as defined under Canadian securities laws and “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Denison which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them.
The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this press release and the material risk factors or assumptions that were used to develop them include, but are not limited to, statements with respect to estimated production sales volumes, and the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium, vanadium, nickel and cobalt; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting timelines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking-information and statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.”
Forward-looking information and statements are based on the opinions and estimates of management as of the date such statements are made. They are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking-information and statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade; amount of material mined or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium, vanadium, nickel and cobalt; possible variations in ore reserves, grade or recovery rates; unexpected or challenging geological, hydrogeological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks arising from operating in certain countries, including the risks of nationalization, terrorism and sabotage; the risk of adverse changes in government legislation, regulations and policies; the risk of natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2008 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify material factors that could cause actual results to differ materially from those contained in forward-looking-information and statements, which only apply as of the date hereof and should not be relied upon as representing Denison’s views as of any subsequent date, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking-information and statements. Denison does not undertake to update any forward-looking-information and statements that are included or incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed since December 31, 2007 available at www.sedar.com for further information relating to their mineral resources and mineral reserves.

Exhibit 3
DENISON MINES CORP
Management’s Discussion and Analysis
Nine Months Ended September 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparable period in the previous year. This MD&A is dated as of November 12, 2008 and should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes for the nine months ended September 30, 2008 and the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2007. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at sec.gov/edgar.shtml
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains statements which are not current statements or historical facts. They are “forward-looking information” as defined under Canadian securities laws and “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Denison which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them.
The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this MD&A and the material risk factors or assumptions that were used to develop them include, but are not limited to, statements with respect to estimated production sales volumes, and the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium, vanadium, nickel and cobalt; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting timelines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking-information and statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.”
Forward-looking information and statements are based on the opinions and estimates of management as of the date such statements are made. They are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking-information and statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade; amount of material mined or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium, vanadium, nickel and cobalt; possible variations in ore reserves, grade or recovery rates; unexpected or challenging geological, hydrogeological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks arising from operating in certain countries, including the risks of nationalization, terrorism and sabotage; the risk of adverse changes in government legislation, regulations and policies; the risk of natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading “Risk Factors” in the MD&A for the year ended December 31, 2007. Although management of Denison has attempted to identify material factors that could cause actual results to differ materially from those contained in forward-looking-information and statements, which only apply as of the date hereof and should not be relied upon as representing Denison’s views as of any subsequent date, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking-information and statements. Denison does not undertake to update any forward-looking-information and statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

DENISON MINES CORP
Management’s Discussion and Analysis
Nine Months Ended September 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OVERVIEW
Denison is a diversified, growth-oriented, intermediate uranium producer with active uranium mining operations in both the U.S. and Canada and development projects in Canada, Zambia and Mongolia. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted and operating.
The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments in Australia and the U.S.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the American Stock Exchange (the “AMEX”) under the symbol “DNN”.
SELECTED FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months and nine months ended September 30, 2008, and 2007.

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2008	2007	2008	2007

Results of Operations:
Total revenues	$36,483	$9,411	$86,377	$39,939
Net income (loss)	332	(11,721)	(23,886)	23,702
Earnings (loss) per share — Basic	0.00	(0.06)	(0.13)	0.13
— Diluted	0.00	(0.06)	(0.13)	0.12

	As at Sept. 30,	As at December 31,
Financial Position:	2008	2007

Working capital	$63,719	$75,915
Long-term investments	21,039	20,507
Property, plant and equipment	755,884	727,823
Total assets	1,010,504	1,001,581
Total long-term liabilities	$280,793	$175,081

DENISON MINES CORP
Management’s Discussion and Analysis
Nine Months Ended September 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
RESULTS OF OPERATIONS
General
The Company recorded net income of $332,000 ($0.00 per share) for the three months ended September 30, 2008 compared with a net loss of $11,721,000 ($0.06 per share) for the same period in 2007. For the nine months ended September 30, 2008, the Company recorded a net loss of $23,886,000 ($0.13 per share) compared with net income of $23,702,000 ($0.13 per share) for the same period in 2007.
Revenues totaled $36,483,000 for the three months ended September 30, 2008 and $86,377,000 for the nine months ended September 30, 2008 compared with $9,411,000 and $39,939,000 for the same periods in 2007. Expenses totaled $47,111,000 for the three months ended September 30, 2008 and $105,750,000 for the nine months ended September 30, 2008 compared to $21,251,000 and $56,921,000 for the same periods in 2007. Net other income (expense) totaled $8,451,000 for the three months ended September 30, 2008 and ($65,000) for the nine months ended September 30, 2008 compared with ($893,000) and $37,343,000 for the same periods in 2007.
Revenues
Uranium sales revenue for the third quarter was $34,600,000. Sales from U.S. production were 370,000 pounds U3O8 at an average price of $66.12 per pound. Sales of Canadian production were 147,000 pounds U3O8 at an average price of $61.35 per pound. Amortization of the fair value increment related to long term contracts from the acquisition of Denison Mines Inc. (“DMI”) totaled $947,000 for the third quarter. Reported revenue is also impacted by the effect of foreign currency translations.
For the nine months ended September 30, 2008, uranium sales revenue totaled $79,776,000 consisting of sales of 520,000 pounds U3O8 from U.S. production at an average price of $71.71 and sales of 565,950 pounds of production from the McClean Lake joint venture at an average price of $59.01 per pound. Amortization of the fair value increment related to long term sales contracts from the acquisition of DMI totaled $8,590,000.
Uranium sales revenue for the same periods in 2007 totaled $7,395,000 for the three months and $30,951,000 for the nine months ended September 30, 2007 from the sale of 85,000 pounds U3O8 and 270,000 pounds U3O8 from Canadian production and sales of 75,000 pounds U3O8 from U.S. production all in the second quarter. Amortization of the fair value increment from DMI sales contracts was $503,000 and $1,512,000 respectively.
Denison currently markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Denison’ share of current contracts sales volumes jointly marketed with ARC is set out in the table below:
Contracted Canadian Sales Volumes
(pounds U3O8 x 1000)

(in thousands)	2008	2009	2010	Pricing
Market Related	588	392	49	80% to 85% of Spot
Legacy Base Escalated	95	0	0	$20.00 to $26.00
Legacy Market Related	60	0	0	96% of Spot
Agreements with AREVA call for production to be allocated first to the market related contracts with any surplus to be apportioned evenly over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices.
The joint marketing of Canadian uranium production will cease at the end of 2008 except for the market related contracts above. Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market related contracts.
In addition to the contracts noted above, the Company currently has two other long-term contracts in place. One is for the sale of 17% of the White Mesa mill production commencing in 2008 up to a total of 6.5 million pounds with a minimum of 250,000 pounds in 2008, 500,000 pounds in 2009 and increasing to a minimum of 1 million pounds by 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. The second contract is for 20% of the production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year.

DENISON MINES CORP
Management’s Discussion and Analysis
Nine Months Ended September 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Pricing under this contract is 95% of the long term price at the time of delivery with an escalated floor price of $50.00 per pound.
Revenue from the environmental services division was $1,434,000 for the three months ended September 30, 2008 compared to $1,443,000 in the comparable 2007 period and was $3,929,000 for the nine months ended September 30, 2008 compared with $3,391,000 for the same period in 2007.
Revenue from the management contract with Uranium Participation Corporation was $425,000 for the three months ended September 30, 2008 and $2,611,000 for the nine months ended September 30, 2008 compared to $505,000 and $3,118,000 in the same periods in 2007.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 818,000 pounds U3O8 for the three months ended September 30, 2008 and 2,566,000 pounds U3O8 for the nine months ended September 30, 2008 compared with 385,000 pounds U3O8 for the three months and 1,169,000 pounds U3O8 for the nine months ended September 30, 2007. Denison’s 22.5% share of production totaled 184,000 pounds and 577,000 pounds respectively for the 2008 periods and 87,000 pounds and 264,000 pounds respectively for the 2007 periods.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately Cdn$46 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost as are amortization, depletion and depreciation costs. Production by the joint venture in 2008 is expected to be 3.2 million pounds U3O8. Canadian production costs for the quarter were CDN$58.92 per pound U3O8 including CDN$34.99 per pound U3O8 for amortization, depletion and depreciation costs. For the nine months ended September 30, 2008, production costs were CDN$55.94 per pound U3O8 including CDN$33.89 per pound U3O8 for amortization, depletion and depreciation costs.
Inventory from Canadian production was 46,000 pounds U3O8 at September 30, 2008.
The Company began processing conventional ore at the White Mesa mill on April 28, 2008. Prior to that the Company was processing alternate feed material and produced 94,000 pounds U3O8 prior to beginning processing conventional ore. Production from conventional ore was 286,000 pounds U3O8 and 306,000 pounds U3O8 for the three months and nine months ended September 30, 2008. The Company also produced 250,000 pounds V2O5 commencing in the third quarter. For the nine months ended September 30, 2008, production costs for processing conventional ore totaled $61.93 per pound U3O8 and vanadium equivalent including $24.38 per pound amortization, depletion and depreciation.
Inventory from U.S. production was 76,500 pounds U3O8 and 250,000 pounds V2O5 at September 30, 2008.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $662,000 and $2,470,000 for the three and nine months ended September 30, 2008 compared with $522,000 and $1,503,000 for the same periods in 2007. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.0% of gross uranium sales or capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has sufficient mill and mine capital allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for 2008.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended September 30, 2008 exploration expenditures totaled $7,682,000 compared to $8,385,000 for the three months ended September 30, 2007. For the nine months ended September 30, 2008 exploration expenditures totaled $18,034,000 compared with $16,914,000 for the nine months ended September 30, 2007.

DENISON MINES CORP
Management’s Discussion and Analysis
Nine Months Ended September 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
In the Athabasca Basin region of Saskatchewan, Denison is engaged in uranium exploration on advanced projects as part of the ARC operated McClean and Midwest joint ventures and is also participating in a total of 33 other exploration projects concentrated in the prospective eastern margin of the Athabasca Basin. Denison’s share of exploration spending on its Canadian properties totaled $3,042,000 of which $2,855,000 was expensed in the statement of operations for the three months ended September 30, 2008. For the three months ended September 30, 2007, exploration spending totaled $5,612,000 of which $5,547,000 was expensed. For the nine months ended September 30, 2008, Denison’s share of exploration spending on its Canadian properties totaled $12,210,000 of which $11,329,000 was expensed compared with spending of $14,045,000 of which $13,441,000 was expensed in the nine months ended September 30, 2007.
Exploration expenditures of $2,099,000 for the three months ended September 30, 2008 ($2,716,000 for the three months ended September 30, 2007) and of $3,520,000 for the nine months ended September 30, 2008 ($3,177,000 for the nine month period in 2007) were incurred in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrogeological drilling, plant design and environmental studies.
In Zambia, the Company commenced exploration activities during the quarter including an airborne geophysical survey, linecutting and drilling. Exploration expenditures during the quarter totaled $2,465,000. Additional expenditures for development of the Mutanga project continued. This work included development and hydrogeological drilling, metallurgical test work, environmental studies and engineering.
General and Administrative
General and administrative expenses totaled $4,322,000 for the three months ended September 30, 2008 compared with $3,138,000 for the three months ended September 30, 2007. For the nine months ended September 30, 2008, general and administrative expenses totaled $13,116,000 compared to $9,598,000 for the same period in 2007. The increase was primarily the result of the acquisition and implementation of new information and financial systems, an increase in public company expenses due to additional compliance costs and an increase in stock based compensation costs resulting from stock options granted in 2008. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled $8,451,000 for the three months ended September 30, 2008 compared with ($893,000) for the three months ended September 30, 2007. For the nine months ended September 30, 2008, other income (expense) totaled ($65,000) compared to $37,343,000 for the same period in 2007. During the third quarter, this consists primarily of interest expense, and foreign exchange gains. Foreign exchange gains totaled $9,197,000 for the three months and $232,000 for the nine months ended September 30, 2008. The translation of the Zambian kwacha to U.S. dollars accounts for the majority of these amounts. This is primarily the result from translating future income taxes payable relating to the Mutanga project. In 2007, other income (expense) was primarily due to gains on the sale of portfolio investments which totaled $1,108,000 and $39,751,000 for the three months and nine month periods in 2007.
Other income (expense) included interest incurred on company indebtedness of $902,000 for the three months and $1,422,000 for the nine months ended September 30, 2008.
Income Taxes
The Company has provided for a current tax recovery of $2,342,000 and for a future tax expense of $6,790,000. In March, 2008, the Zambian government enacted legislation which increased the income tax rate for mining companies from 25% to 30%. Accordingly, the Company recorded a future tax expense of $10,740,000 in the first quarter to adjust the future income tax liability. This amount has been partially offset by the recognition of previously unrecognized Canadian tax assets of $3,700,000.

DENISON MINES CORP
Management’s Discussion and Analysis
Nine Months Ended September 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Outlook
Mining and Production
Canada
Mining of the Sue B deposit, which contains approximately 1.4 million pounds U3O8, has commenced. Milling of the stockpiled Sue E, Sue B and Sue A ore is ongoing and U3O8 production at McClean Lake in 2008 is expected to be 3.2 million pounds of which Denison’s share is 720,000 pounds. Stripping and mining of the Caribou deposit is expected to commence in March 2009. Denison’s share of production in 2009 is expected to be 750,000 pounds U3O8.
United States
Five mines are operating on the Colorado Plateau with production from the Sunday, Pandora, Topaz, West Sunday and Rim mines running at about 400 tons per day. At the Tony M mine within the Henry Mountains Complex, located in Utah, production is currently approximately 340 tons per day. In addition to the mined ore, historic stockpile ore from Tony M is being hauled to the mill at a rate of approximately 470 tons per day. There is an estimated 85,000 tons of this stockpile material remaining at the mine site. Production from these mines is being hauled to Denison’s White Mesa mill. At September 30, 2008, a total of 289,000 tons had been shipped to the mill of which 140,500 tons have been fed to the mill. Mine development work has begun at the Beaver mine located on the Colorado Plateau. Ore production from this mine is anticipated to begin in December 2008 and will ramp up to 150 tons per day by second quarter 2009. At the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona, the shaft rehabilitation and ventilation raises are complete. The air quality permitting process is underway but the Company is unable to determine the length of time required to receive the permit.
Processing of conventional ore at the mill began on April 28, 2008. The mill processed uranium-only ore to June 30, 2008. On July 1, 2008, processing of the uranium/vanadium ores from the Company’s Colorado Plateau mines commenced. Some Tony M ore was processed in August as the vanadium circuit worked through some commissioning issues. The mill is anticipating processing Colorado Plateau ore for the remainder of the year. The relining of tailings cell 4A is complete and approval of the operating permit has been received.
The Company expects to produce 1.0 million pounds U3O8 and 1.5 to 2.0 million pounds V2O5 during 2008 at the White Mesa mill. In 2009, production at the White Mesa mill is expected to be 1.4 million to 1.8 million pounds U3O8 and 2.6 million to 3.2 million pounds V2O5.
Sales
The Company expects to sell 1.6 to 1.7 million pounds of U3O8 in 2008 including 0.9 to 1.0 million pounds from U.S. production. The Company currently has agreements in place to sell 400,000 pounds from U.S. production at an average price of $61.50 and 177,000 pounds from Canadian production at an expected price of about $52.00 per pound in the fourth quarter. It also anticipates selling 1.0 to 1.3 million pounds of vanadium. Vanadium prices are quite volatile but have recently been quoted at $10 to $11 per pound V2O5.
Sales in 2009 are expected to be 2.1 to 2.4 million pounds U3O8 and 3 million pounds V2O5.
Exploration1
Athabasca Basin
In the Athabasca Basin, Denison is participating in a total of 35 exploration projects, located in the eastern part of the Basin and within trucking distance of all the three operating mills in the area. Denison and its joint venture partners carried out an extensive exploration program during the quarter with drilling activity on 8 of these 35 projects.
On the 60% owned Wheeler River property, a new zone of unconformity hosted uranium mineralization at a depth of less than 400 metres was discovered and reported in the second quarter. Preliminary results were reported based on eU3O8 grades.

[1]	The technical information contained in this MD&A relating to the above-described exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a “qualified person” as defined in National Instrument 43-101.

DENISON MINES CORP
Management’s Discussion and Analysis
Nine Months Ended September 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Confirmatory split core assay results have now been received from these holes, and have substantially upgraded the intersections. Drill hole WR-249 graded 1.72% U3O82 over 1.35 metres3 as compared to the previously reported grade of 0.263% eU3O8 over 2.0 metres and drill hole WR-251 graded 0.775% U3O8 over 2.25 metres as compared to the previously reported grade of 0.248% eU3O8 over 2.8 metres. In addition, late in the summer, WR-253 was spotted 15 metres to the south-east of WR-251, and intersected the target horizon at the unconformity and returned the highest results to date of 1.40% U3O8 over 4.0 metres, in the sandstone, and 1.75% U3O8 over 0.5 metres, in the basement.
The new Zone R has only been tested on two sections with 600 metres of untested strike length between the two sections. A drill hole 30 metres to the northeast of WR-253 overshot the zone, and WR-255, the last hole of the season located 30 metres southwest of WR-253, was lost in a void in an intensely altered zone above the unconformity. The geophysical signature extends a further 300 metres to the southwest and 150 metres to the northeast of the current sections, indicating a potential one-kilometre long zone. Infill and stepout drilling is scheduled for 2009.
Denison’s exploration spending in 2008 in the Athabasca Basin is expected to total approximately $13,300,000.
Southwest United States
Drilling began early in the quarter on the Monogram Mesa project in the U.S. While interesting and low level mineralization was identified in several widely spaced holes, no significant mineralization was noted. A drill program near the Company’s Pandora mine is scheduled to begin in mid-November.
Mongolia
Work in Mongolia was completed late in the quarter and consisted of a total of over 72,000 metres of drilling in 474 holes on five projects. Three new discoveries were made this season: at Hairhan along trend of the known mineralization; at Haraat parallel to known mineralization; and, a new zone at Ulziit. All these new discoveries will require additional drilling.
On the development side, hydrogeological work continued to mid-September in support of baseline and monitoring test wells at Hairhan. A number of environmental radiological programs were initiated and will continue in support of advancement to commercial ISR production at Hairhan.
An updated 43-101 compliant resource estimate for the Hairhan deposit which will incorporate the 2007 and 2008 drilling results will be completed in the first quarter of 2009. A revised 43-101 compliant resource estimate on the Haraat deposit is scheduled to be completed in the second quarter of 2009.
Zambia
Site activities during this quarter consisted of completion of a major airborne geophysical survey, detailed linecutting and exploration drilling on selected areas outside of the two proposed pit sites, hydrogeological drilling to define baseline hydrogeological groundwater parameters, and environmental baseline studies. A total of three drill rigs continued work during the quarter and completed over 55,000 metres of drilling year to date, composed of 41,742 metres in support of development drilling, 10,654 metres committed to exploration drilling, and 2,087 metres devoted to hydrogeological drilling.
Three areas can be classified as new uraniferous discoveries based on work during this quarter and require further confirmatory and infill drilling in subsequent programs. (See release dated September 18, 2008) All the new discoveries are located within 5 kilometres of the main Mutanga deposit which is scheduled to be the first deposit mined.
In addition to the site activities, other project activities include: a 43-101 report on the Mutanga and Dibwe deposits, which is scheduled to be completed in the fourth quarter; metallurgical test work, including a pilot plant test and heap leach test work; infrastructure studies; development of a relocation plan; and, engineering in order to complete a detailed feasibility study by the end of the first quarter of 2009.

[2]	Values reported herein are based on a 0.05% U3O8 cutoff.

[3]	All intersections and geological interpretations are based on diamond drill core only and mineralized intervals may not represent true thickness. For a description of the quality assurance program and quality control measure applied by Denison during the above described work, please see Denison’s Annual Information Form filed on March 28, 2008 under the Company’s profile on the SEDAR website at www.sedar.com.

DENISON MINES CORP
Management’s Discussion and Analysis
Nine Months Ended September 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $15,879,000 at September 30, 2008 compared with $19,680,000 at December 31, 2007. The decrease of $3,801,000 was due primarily to expenditures of $82,058,000 for property, plant and equipment, the purchase of long term investments totaling $13,413,000 and cash used in operations of $9,437,000 financed by an increase in debt obligations of $101,259,000.
Net cash used in operating activities was $9,437,000 during the nine month period ended September 30, 2008. Net cash from operating activities is comprised of net income for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include a decrease of $18,120,000 in trade and other receivables and an increase of $42,112,000 in inventories. The decrease in trade and other receivables is primarily the result of the level of uranium sales in the period. The increase in inventories consists primarily of the increase in ore in stockpile, work in progress and finished goods.
Net cash used in investing activities was $96,632,000 consisting primarily of expenditures on property, plant and equipment of $82,058,000 and the purchase of long term investments of $13,413,000. The long term investment was the purchase of shares and warrants in Uranerz Energy Corp.
Net cash from financing activities consisted of $101,259,000 from debt obligations and $1,527,000 from the exercise of stock options.
In total, these sources and uses of cash resulted in a net cash outflow of $3,801,000 during the nine month period.
The Company has in place a $125,000,000 revolving term credit facility. The facility is repayable in full on June 30, 2011. The facility requires mandatory prepayment of outstanding credit in excess of $80,000,000 by June 30, 2009 should the Company’s uranium production in 2008 fall below 1,700,000 pounds. Agreement has been reached with the lender to amend the production covenant to include vanadium production equivalent to uranium at a five to one ratio.
The borrower under the facility is Denison Mines Inc. (“DMI”) and Denison Mines Corp. (“DMC”) has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects.
The Company is required to maintain the following financial covenants on a consolidated basis:
•	Minimum tangible net worth of $450,000,000 plus 50% of positive quarterly net income and 50% of net proceeds of all equity issues after December 31, 2007;

•	Maximum ratio of total net debt to earnings before interest, taxes, depreciation and amortization and other allowed adjustments as defined in the credit agreement (“EBITDA”), of 3.5 to 1.0 for each fiscal quarter starting with the fiscal quarter ending December 31, 2008 and including the fiscal quarter September 30, 2009 and 3.0 to 1.0 for each fiscal quarter thereafter. EBITDA is calculated on a rolling four quarters’ basis commencing with the third quarter 2008;

•	Minimum interest coverage ratio of 3.0 to 1.0 using rolling EBITDA and rolling interest expense for each fiscal quarter starting with the fiscal quarter ending December 31, 2008; and

•	Minimum current ratio of 1.1 to 1.0.
Interest payable under the facility is bankers acceptance rate or London Interbank Offered Rate (“Libor”) plus a margin or prime rate plus a margin. The margin used is between 0 and 200 basis points depending on the credit instrument used and the magnitude of the net total debt to EBITDA ratio (the “ratio”). The facility is subject to a standby fee of 40 to 55 basis points depending upon the ratio. A standby fee of 55 basis points applies in all circumstances where the amounts drawn under the facility are less than $62,500,000.
While the above covenants do not apply to the third quarter, the Company believes it would comply with all covenants based on third quarter results.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.

DENISON MINES CORP
Management’s Discussion and Analysis
Nine Months Ended September 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6 ) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.
The Company has also provided temporary revolving credit facilities to UPC which generate interest and stand-by fee income. No such facilities were in place during the nine month period ended September 30, 2008.
In August 2008, the Company sold 50,000 pounds of U3O8 to UPC for total consideration of $3,225,000.
The following transactions were incurred with UPC for the three months and nine months ended September 30:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
(in thousands)	2008	2007	2008	2007

Revenue
Uranium sales	$3,225	$—	$3,225	$9,750
Management fees (including expenses)	377	466	1,378	1,656
Commission fees on purchase and sale of uranium	48	39	1,233	1,462
Other income (expense)
Loan interest under credit facility	—	6	—	197
Standby fee under credit facility	—	—	—	9

Total fees earned from UPC	$3,650	$511	$5,836	$13,074

At September 30, 2008, accounts receivable includes $196,000 due from UPC with respect to the fees indicated above.
During the nine months ended September 30, 2008, the Company incurred management and administrative service fees of $142,000 (nine months ended September 30, 2007: $147,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver. At September 30, 2008, no amounts were due to this company.
OUTSTANDING SHARE DATA
At November 12, 2008, there were 190,020,415 common shares issued and outstanding, 8,511,475 stock options outstanding to purchase a total of 8,511,475 common shares and 3,321,151 warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 208,096,805 common shares on a fully-diluted basis.

DENISON MINES CORP
Management’s Discussion and Analysis
Nine Months Ended September 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
During the third quarter of 2008, the Company substantially completed the implementation of the Great Plains financial system to support reporting of financial results. This system includes integrated financial modules for accounts payable, accounts receivable, fixed assets and inventory functions. Some work to complete the implementation will continue into 2008. Management believes that the implementation of the Great Plains financial modules will improve the Company’s internal control over financial reporting.
Other than the changes mentioned above, no other changes in the Company’s internal control over financial reporting occurred during the second quarter of 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2008:
a)	CICA Handbook Section 3031 “Inventories” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. There was no impact to the Company’s financial results from adopting this standard.

b)	CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks.

c)	CICA Handbook Section 1535 “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.
ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED
The CICA has issued the following accounting standards which are effective for the Company’s fiscal years beginning on or after January 1, 2009.
a)	CICA Handbook Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.
The Company has not yet determined the impact of adopting the above accounting standards.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form and in the Company’s annual MD&A dated March 18, 2008 available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.

Exhibit 4
DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At September 30	At December 31
	2008	2007

ASSETS
Current
Cash and equivalents	$15,879	$19,680
Trade and other receivables	20,614	39,667
Note receivable	249	455
Inventories (Note 3)	47,687	30,921
Investments (Note 4)	—	13,930
Prepaid expenses and other	2,589	1,492

	87,018	106,145

Inventories — ore in stockpiles (Note 3)	6,226	—
Investments (Note 4)	21,039	20,507
Property, plant and equipment, net (Note 5)	755,884	727,823
Restricted investments (Note 6)	20,524	17,797
Intangibles (Note 7)	5,862	6,979
Goodwill (Note 8)	113,951	122,330

	$1,010,504	$1,001,581

LIABILITIES
Current
Accounts payable and accrued liabilities	$19,494	$22,642
Current portion of long-term liabilities:
Post-employment benefits (Note 9)	376	404
Reclamation and remediation obligations (Note 10)	526	565
Debt obligations (Note 11)	58	42
Other long-term liabilities (Note 12)	2,845	6,577

	23,299	30,230

Deferred revenue	2,867	2,359
Provision for post-employment benefits (Note 9)	3,645	4,030
Reclamation and remediation obligations (Note 10)	19,890	19,824
Debt obligations (Note 11)	101,332	—
Other long-term liabilities (Note 12)	1,966	7,343
Future income tax liability (Note 22)	151,093	141,525

	304,092	205,311

SHAREHOLDERS’ EQUITY
Share capital (Note 13)	660,205	662,949
Share purchase warrants (Note 14)	11,728	11,728
Contributed surplus (Notes 15 & 16)	26,359	25,471
Deficit	(38,720)	(14,834)
Accumulated other comprehensive income (Note 17)
Unrealized gains (losses) on investments	(5,283)	18,100
Cumulative foreign currency translation gain	52,123	92,856

	706,412	796,270

	$1,010,504	$1,001,581

Issued and outstanding common shares (Note 13)	190,020,415	189,731,635

Contingent liabilities and commitments (Note 23)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2008	2007	2008	2007

REVENUES	$36,483	$9,411	$86,377	$39,939

EXPENSES

Operating expenses	34,445	9,206	72,130	28,906
Sales royalties and capital taxes	662	522	2,470	1,503
Mineral property exploration	7,682	8,385	18,034	16,914
General and administrative	4,322	3,138	13,116	9,598

	47,111	21,251	105,750	56,921

Loss from operations	(10,628)	(11,840)	(19,373)	(16,982)
Other income (expense), net (Note 18)	8,451	(893)	(65)	37,343

Income (loss) for the period before taxes	(2,177)	(12,733)	(19,438)	20,361

Income tax recovery (expense) (Note 22):
Current	752	1,685	2,342	(50)
Future	1,757	(673)	(6,790)	3,391

Income (loss) for the period	$332	$(11,721)	$(23,886)	$23,702

Deficit, beginning of period	(39,052)	(26,655)	(14,834)	(62,078)

Deficit, end of period	$(38,720)	$(38,376)	$(38,720)	$(38,376)

Income (loss) for the period	$332	$(11,721)	$(23,886)	$23,702
Other comprehensive income (loss) (Note 17)
Change in foreign currency translation	(24,181)	49,125	(40,733)	110,979
Change in unrealized gain (loss) on investments — net	(42,783)	272	(23,383)	3,737

Comprehensive income (loss)	$(66,632)	$37,676	$(88,002)	$138,418

Net income (loss) per share:
Basic	$0.00	$(0.06)	$(0.13)	$0.13
Diluted	$0.00	$(0.06)	$(0.13)	$0.12

Weighted-average number of shares outstanding (in thousands):
Basic	190,013	189,697	189,880	188,393
Diluted	191,309	189,697	189,880	193,771

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
CASH PROVIDED BY (USED IN):	2008	2007	2008	2007

OPERATING ACTIVITIES
Net income (loss) for the period	$332	$(11,721)	$(23,886)	$23,702
Items not affecting cash:
Depletion, depreciation, amortization and accretion	23,833	3,114	34,317	8,498
Stock-based compensation	652	342	1,884	1,030
Losses (gains) on asset disposals	—	(979)	(181)	(39,695)
Losses (gains) on restricted investments	(138)	(328)	(175)	(275)
Mineral property write-downs and other non-cash	—	1,691	—	1,691
Change in future income taxes	(1,757)	673	6,790	(3,391)
Foreign exchange	(12,998)	—	(232)	—

Net change in non-cash working capital items
Trade and other receivables	5,626	(1,840)	18,120	(2,263)
Inventories	(26,852)	(6,175)	(42,112)	(9,641)
Prepaid expenses and other assets	183	941	(1,134)	342
Accounts payable and accrued liabilities	94	5,040	(2,548)	8,296
Post-employment benefits	(78)	(105)	(284)	(314)
Reclamation and remediation obligations	(138)	(116)	(504)	(297)
Deferred revenue	134	324	508	(1,727)

Net cash used in operating activities	(11,107)	(9,139)	(9,437)	(14,044)

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	93	(14)	206	9,677
Purchase of long-term investments	—	(121,962)	(13,413)	(171,728)
Proceeds from sale of long-term investments	—	1,232	1,320	46,678
Expenditures on property, plant and equipment	(17,094)	(15,489)	(82,058)	(32,465)
Proceeds from sale of property, plant and equipment	—	242	4	330
Decrease (increase) in restricted investments	(2,309)	(445)	(2,691)	(1,204)

Net cash used in investing activities	(19,310)	(136,436)	(96,632)	(148,712)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	35,195	(13)	101,259	(34)
Issuance of common shares for:
Private placements	—	—	—	102,166
Exercise of stock options and warrants	215	16	1,527	4,965

Net cash from financing activities	35,410	3	102,786	107,097

Foreign exchange effect on cash and equivalents	3,498	19,504	(518)	38,222

Increase (decrease) in cash and equivalents	8,491	(126,068)	(3,801)	(17,437)
Cash and equivalents, beginning of period	7,388	177,758	19,680	69,127

Cash and equivalents, end of period	$15,879	$51,690	$15,879	$51,690

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the nine months ended September 30, 2008 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007, except for the changes noted under the “New Accounting Standards Adopted” section below.

Significant Mining Interests

The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at September 30, 2008:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Sunday Mine	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%
New Accounting Standards Adopted

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2008:
a)	CICA Handbook Section 3031 “Inventories” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. There was no impact to the Company’s financial results from adopting this standard.

b)	CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks (see note 21).

c)	CICA Handbook Section 1535 “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital (see note 21).
Accounting Standards Issued but not yet Adopted

The CICA has issued the following accounting standards which are effective for the Company’s fiscal years beginning on or after January 1, 2009:
a)	CICA Handbook Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.
The Company has not yet determined the impact of adopting the above accounting standards.

Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

3.	INVENTORIES

The inventories balance consists of:

	At September 30	At December 31
(in thousands)	2008	2007

Uranium concentrates and work-in-progress	$13,264	$8,344
Vanadium concentrates and work-in-progress	5,469	—
Inventory of ore in stockpiles	30,766	19,289
Mine and mill supplies	4,414	3,288

	$53,913	$30,921

Inventories:
Current	$47,687	$30,921
Long-term — ore in stockpiles	6,226	—

	$53,913	$30,921

Long-term ore in stockpile inventory represents an estimate of the amount of pounds on the stockpile in excess of the next twelve months of planned mill production.

4.	LONG-TERM INVESTMENTS

The long-term investments balance consists of:

	At September 30	At December 31
(in thousands)	2008	2007

Portfolio investments
Available for sale securities at fair value	$21,039	$34,437

	$21,039	$34,437

Investments:
Current	$—	$13,930
Long-term	21,039	20,507

	$21,039	$34,437

Purchases

During the nine months ended September 30, 2008, the Company acquired additional equity interests at a cost of $13,413,000.

In April 2008, the Company purchased 5,465,000 units of Uranerz Energy Corporation (“Uranerz”), a public company listed on the Toronto, American and Frankfurt Stock Exchanges, for an aggregate purchase price of approximately $13,365,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of Uranerz common stock for a period of 24 months after closing (subject to acceleration under certain conditions) at an exercise price of US$3.50 per share.

Sales

During the nine months ended September 30, 2008, the Company sold equity interests in several public companies for cash consideration of $1,320,000. The resulting gain has been included in net other income (expense) in the statement of operations (see Note 18).

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	At September 30	At December 31
(in thousands)	2008	2007

Cost, net of write-downs
Plant and equipment
Mill and mining related	$180,250	$135,375
Environmental services and other	2,622	2,742
Mineral properties	614,195	609,569

	797,067	747,686

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	14,862	9,182
Environmental services and other	1,124	843
Mineral properties	25,197	9,838

	41,183	19,863

Property, plant and equipment, net	$754,884	$727,823

Net book value
Plant and equipment
Mill and mining related	$165,388	$126,193
Environmental services and other	1,498	1,899
Mineral properties	588,998	599,731

	$755,884	$727,823

Mineral Properties

The company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.

Canada

In October 2004, the Company entered into an option agreement to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at September 30, 2008, the Company has incurred a total of CDN$3,582,000 towards this option and has earned a 13.0% ownership interest in the project under the phase-in ownership provisions of the agreement.

In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at September 30, 2008, the Company has incurred a total of CDN$3,329,000 towards the option and has earned a 49% ownership interest in the project under the phase-in-ownership provisions of the agreement.

6.	RESTRICTED INVESTMENTS

The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	At September 30	At December 31
(in thousands)	2008	2007

U.S. mill and mine reclamation	$18,587	$15,849
Elliot Lake reclamation trust fund	1,937	1,948

	$20,524	$17,797

U.S. Mill and Mine Reclamation

The Company has cash and cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the nine months ended September 30, 2008, the Company has deposited an additional $2,123,000 into its collateral account.

Elliot Lake Reclamation Trust Fund

Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional CDN$530,000 into the Elliot Lake Reclamation Trust Fund during the nine months ended September 30, 2008.

7.	INTANGIBLES

A continuity summary of intangibles is presented below:

Nine Months
Ended
September 30,
(in thousands)	2008

Intangibles, beginning of period	$6,979
Amortization	(701)
Foreign exchange	(416)

Other intangibles, end of period	$5,862

Other intangibles, by item:
UPC management contract	5,424
Urizon technology licenses	438

$5,862

8.	GOODWILL

A continuity summary of goodwill is presented below:

Nine Months
Ended
September 30,
(in thousands)	2008

Goodwill, beginning of period	$122,330
Foreign exchange	(8,379)

Goodwill, end of period	$113,951

Goodwill, allocation by business unit:
Canada mining segment	$113,951

Goodwill is not amortized and is tested annually for impairment.

9.	POST-EMPLOYMENT BENEFITS

A continuity summary of post-employment benefits is presented below:

Nine Months
Ended
September 30,
(in thousands)	2008

Post-employment liability, beginning of period	$4,434
Benefits paid	(284)
Interest cost	170
Foreign exchange	(299)

Post-employment liability, end of period	$4,021

Post-employment benefits liability by duration:
Current	$376
Non-current	3,645

$4,021

10.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

Nine Months
Ended
September 30,
(in thousands)	2008

Reclamation obligations, beginning of period	$20,389
Accretion	1,339
Expenditures incurred	(504)
Liability adjustments	(127)
Foreign exchange	(681)

Reclamation obligations, end of period	$20,416

Site restoration liability by location:
U.S. Mill and Mines	$11,143
Elliot Lake	7,695
McLean Lake and Midwest Joint Ventures	1,578

$20,416

Site restoration liability :
Current	$526
Non-current	19,890

$20,416

11.	DEBT OBLIGATIONS

Debt obligations consist of:

	At September 30	At December 31
(in thousands)	2008	2007

Temporary line of credit	$—	$—
Revolving line of credit	101,332	—
Notes payable and other	58	42

	$101,390	$42

Other long-term liabilities:
Current	58	42
Non-current	101,332	—

	$101,390	$42

Temporary Line of Credit

In March 2008, the Company replaced all prior credit facility arrangements with a temporary CDN$40,000,000 uncommitted revolving credit facility with the Bank of Nova Scotia secured by the assets of DMI with interest payable at Canadian bank prime. In June 2008, this facility was increased to CDN$70,000,000. As at June 30, 2008, the Company had drawn CDN$66,816,000 under the facility and had incurred interest expense of CDN$524,000 for this facility.

In July 2008, the temporary line of credit facility was replaced with the revolving line of credit facility.

Revolving Line of Credit

In July 2008, the Company put in place a $125,000,000 revolving term credit facility with the Bank of Nova Scotia. The facility is repayable in full on June 30, 2011. The facility requires mandatory prepayment of outstanding credit in excess of $80,000,000 should the Company’s uranium production in 2008 fall below 1,700,000 pounds.

The borrower under the facility is DMI and DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects.

The Company is required to maintain certain financial covenants on a consolidated basis.

Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees.

As at September 30, 2008, the Company has drawn $102,301,000 under the facility and it has also deferred $1,054,000 of incremental costs associated with its set-up. These costs, which are netted into the liability amount, are being amortized over the three year term of the facility.

12.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	At September 30	At December 31
(in thousands)	2008	2007

Unamortized fair value of sales contracts	$3,758	$12,812
Unamortized fair value of toll milling contracts	940	1,008
Other	113	100

	$4,811	$13,920

Other long-term liabilities:
Current	2,845	6,577
Non-current	1,966	7,343

	$4,811	$13,920

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.

13.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2007	189,731,635	$662,949

Issues for cash
Exercise of stock options	288,780	1,527
Flow-through share liability renunciation	—	(5,267)
Fair value of stock options exercised	—	996

	288,780	(2,744)

Balance at September 30, 2008	190,020,415	$660,205

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company. As at September 30, 2008, the Company estimates that it has met its CDN$18,000,000 April 2007 flow-through share issue obligation. The Company renounced the tax benefit of this issue to subscribers in February 2008.

14.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the company and the associated dollar amounts is presented below:

	Number of
	Common Shares	Fair Value
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2007 and September 30, 2008	9,564,915	$11,728

Share purchase warrants by series:
November 2004 series (1)	3,156,915	$5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009;

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011;
15.	CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

Nine Months
Ended
September 30,
(in thousands)	2008

Balance, beginning of period	$25,471
Stock-based compensation expense (note 16)	1,884
Fair value of stock options exercised	(996)

Balance, end of period	$26,359

16.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at September 30, 2008, an aggregate of 12,677,900 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	5,961,354	$7.27

Granted	2,893,000	7.98
Exercised	(288,780)	5.30
Expired	(154,100)	8.73

Stock options outstanding, end of period	8,411,474	$7.55

Stock options exercisable, end of period	5,423,901	$7.16

A summary of the Company’s stock options outstanding at September 30, 2008 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.87 to $4.99	5.78	1,018,175	$2.11
$5.00 to $8.50	5.35	4,789,799	6.88
$10.08 to $15.30	1.33	2,603,500	10.91

Stock options outstanding, end of period	4.16	8,411,474	$7.55

Outstanding options expire between September 2008 and October 2016.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Nine Months
Ended
September 30, 2008

Risk-free interest rate	2.86% - 3.29%
Expected stock price volatility	52.2% - 55.4%
Expected life	2.1 - 3.5 years
Expected dividend yield	—
Fair value per share under options granted	CDN$1.65 - CDN$4.49

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2008	2007	2008	2007

Mineral property exploration	$59	$64	$173	$177
General and administrative	593	278	1,711	853

	$652	$342	$1,884	$1,030

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At September 30, 2008, the Company had an additional $6,193,000 in stock-based compensation expense to be recognized periodically to February 2011.

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME

A continuity summary of accumulated other comprehensive income is as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2008	2007	2008	2007

Accumulated other comprehensive income, beginning of period	$113,804	$81,663	$110,956	$(8,498)

Cumulative foreign currency translation gain (loss)
Balance, beginning of period	$76,304	$53,356	$92,856	$(8,498)
Change in foreign currency	(24,181)	49,125	(40,733)	110,979

Balance, end of period	52,123	102,481	52,123	102,481

Unrealized gains on investments
Balance, beginning of period	37,500	28,307	18,100	—
Unrealized gains as at January 1, 2007, net of tax (1)	—	—	—	24,842
Net unrealized gains (losses), net of tax (2)	(42,783)	272	(23,383)	3,737

Balance, end of period	(5,283)	28,579	(5,283)	28,579

Accumulated other comprehensive income, end of period	$46,840	$131,060	$46,840	$131,060

(1)	Reflects the adoption of CICA Section 3855 on January 1, 2007.

(2)	Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement.

18.	OTHER INCOME AND EXPENSES

The elements of net other income in the statement of operations is as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2008	2007	2008	2007

Interest income, net of fees	$312	$1,194	$921	$4,436
Interest expense	(902)	—	(1,422)	—
Gains (losses) on:
Foreign exchange	9,197	(3,612)	232	(7,257)
Land, plant and equipment	—	(1)	125	(18)
Portfolio investments	—	1,108	195	39,751
Restricted investments	138	328	175	275
Equity gain of affiliates	—	—	—	—
Other	(294)	90	(291)	156

Other income (expense), net	$8,451	$(893)	$(65)	$37,343

19.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments — the mining segment and the corporate and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For the nine months ended September 30, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	42,486	37,351	—	—	6,540	86,377

Expenses
Operating expenses	33,708	33,953	—	—	4,469	72,130
Sales royalties and capital taxes	2,369	—	—	—	101	2,470
Mineral property exploration	11,329	228	2,465	3,839	173	18,034
General and administrative	—	—	—	—	13,116	13,116

	47,406	34,181	2,465	3,839	17,859	105,750

Income (loss) from operations	(4,920)	3,170	(2,465)	(3,839)	(11,319)	(19,373)

Revenues — supplemental:
Uranium concentrates	42,486	37,290	—	—	—	79,776
Environmental services	—	—	—	—	3,929	3,929
Management fees and commissions	—	—	—	—	2,611	2,611
Alternate feed processing and other	—	61	—	—	—	61

	42,486	37,351	—	—	6,540	86,377

Long-lived assets:
Property, plant and equipment
Plant and equipment	87,119	77,408	523	338	1,498	166,886
Mineral properties	333,794	30,426	218,659	6,119	—	588,998
Intangibles	—	438	—	—	5,424	5,862
Goodwill	113,951	—	—	—	—	113,951

	534,864	108,272	219,182	6,457	6,922	875,697

For the three months ended September 30, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	10,135	24,489	—	—	1,859	36,483

Expenses
Operating expenses	9,471	23,466	—	—	1,508	34,445
Sales royalties and capital taxes	647	—	—	—	15	662
Mineral property exploration	2,855	172	2,465	2,131	59	7,682
General and administrative	—	—	—	—	4,322	4,322

	12,973	23,638	2,465	2,131	5,904	47,111

Income (loss) from operations	(2,838)	851	(2,465)	(2,131)	(4,045)	(10,628)

Revenues — supplemental:
Uranium concentrates	10,135	24,465	—	—	—	34,600
Environmental services	—	—	—	—	1,434	1,434
Management fees and commissions	—	—	—	—	425	425
Alternate feed processing and other	—	24	—	—	—	24

	10,135	24,489	—	—	1,859	36,483

For the nine months ended September 30, 2007, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	21,201	12,229	—	—	6,509	39,939

Expenses
Operating expenses	18,351	6,537	—	—	4,018	28,906
Sales royalties and capital taxes	1,438	—	—	—	65	1,503
Mineral property exploration	13,441	119	—	3,177	177	16,914
General and administrative	—	—	—	—	9,598	9,598

	33,230	6,656	—	3,177	13,858	56,921

Income (loss) from operations	(12,029)	5,573	—	(3,177)	(7,349)	(16,982)

Revenues — supplemental:
Uranium concentrates	21,201	9,750	—	—	—	30,951
Environmental services	—	—	—	—	3,391	3,391
Management fees and commissions	—	—	—	—	3,118	3,118
Alternate feed processing and other	—	2,479	—	—	—	2,479

	21,201	12,229	—	—	6,509	39,939

Long-lived assets:
Property, plant and equipment
Plant and equipment	83,475	22,110	188	73	1,911	107,757
Mineral properties	370,386	15,454	224,579	1,238	—	611,657
Intangibles	—	500	—	—	6,695	7,195
Goodwill	121,894	—	—	—	—	121,894

	575,755	38,064	224,767	1,311	8,606	848,503

For the three months ended September 30, 2007, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	7,395	68	—	—	1,948	9,411

Expenses
Operating expenses	6,060	1,584	—	—	1,562	9,206
Sales royalties and capital taxes	501	—	—	—	21	522
Mineral property exploration	5,547	119	—	2,655	64	8,385
General and administrative	—	—	—	—	3,138	3,138

	12,108	1,703	—	2,655	4,785	21,251

Income (loss) from operations	(4,713)	(1,635)	—	(2,655)	(2,837)	(11,840)

Revenues — supplemental:
Uranium concentrates	7,395	—	—	—	—	7,395
Environmental services	—	—	—	—	1,443	1,443
Management fees and commissions	—	—	—	—	505	505
Alternate feed processing and other	—	68	—	—	—	68

	7,395	68	—	—	1,948	9,411

Major Customers

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the nine months ended September 30, 2008, three customers accounted for approximately 73% of total revenues.

20.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.

From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income. No such facilities were in place for the nine month period ending September 30, 2008.

In August 2008, the Company sold 50,000 pounds of U3O8 to UPC for total consideration of $3,225,000.

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2008	2007	2008	2007

Fees earned included in revenue:
Uranium Sales	$3,225	$—	$3,225	$9,750
Management fees, including out-of-pocket expenses	377	466	1,378	1,656
Commission fees on purchase and sale of uranium	48	39	1,233	1,462
Fees earned included in other income:
Loan interest under credit facility	—	6	—	197
Standby fee under credit facility	—	—	—	9

	$3,650	$511	$5,836	$13,074

At September 30, 2008, accounts receivable includes $196,000 due from UPC with respect to the fees indicated above.

Other

During the nine months ended September 30, 2008, the Company incurred management and administrative service fees of $142,000 (September 2007: $147,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$15,000 per month plus expenses. At September 30, 2008, no amounts were due to this company.

21.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

Capital Management

The Company’s capital includes debt and shareholder’s equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities. As at September 30, 2008, the Company is not subject to externally imposed capital requirements (other than the financial covenants relating to the revolving credit facility) and there has been no change with respect to the overall capital risk management strategy.
Fair Values of Financial Instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.
(a)	Credit Risk
The Company’s credit risk is related to trade receivables in the ordinary course of business. The Company sells uranium exclusively to large organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.
(b)	Liquidity Risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a three year term revolving credit facility in the amount of US$125,000,000 to meet its cash flow needs (see note 11).
(c)	Currency Risk
Financial instruments that impact the Company’s operations or other comprehensive income due to currency fluctuations include: non United States dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt.

The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at September 30, 2008 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Canadian dollar
10% increase in value	$423	$54,298
10% decrease in value	$(423)	$(54,298)
Zambian kwacha
10% increase in value	$(7,162)	$(7,162)
10% decrease in value	$7,162	$7,162

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(d)	Interest Rate Risk
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the nine months ending September 30, 2008 on its outstanding borrowings was 4.44%.

An increase in interest rates of 100 basis points (1 percent) would have increased the amount of interest expense recorded during the nine months by approximately $312,000.
(e)	Price Risk
The Company is exposed to price risk on the commodities which it produces and sells. The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.

The sensitivity analyses below have been determined based on the exposure to commodity price risk and equity price risk at September 30, 2008:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Commodity price risk
10% increase in uranium prices (2)	$3,884	$3,884
10% decrease in uranium prices (2)	$(3,884)	$(3,884)
Equity price risk
10% increase in equity prices	$—	$2,104
10% decrease in equity prices	$—	$(2,104)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.

(2)	The Company is exposed to fluctuations in both the spot price and long-term price of uranium as a result of the various pricing formulas in the uranium contracts. The above sensitivity analysis is prepared using the 9 month average actual realized price and adjusting the uranium pricing formulas for a 10% increase or decrease in spot and long-term prices as applicable.
(f)	Fair Value Estimation
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to financial assets held by the Company is the current bid price.

22.	INCOME TAXES

For the nine months ended September 30, 2008, the Company has provided for current tax recovery of $2,342,000 and for future tax expense of $6,790,000.

In March, 2008, the Zambian government enacted legislation which increased the income tax rate for mining companies from 25% to 30%. Accordingly, the Company recorded a future tax expense of $10,740,000 in the period to adjust the future income tax liability associated with its Zambian assets. This amount has been partially offset by the recognition of previously unrecognized Canadian tax assets of $3,700,000.

23.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against certain specified future liabilities it may incur related to the assets or liabilities assumed by Calfrac on March 8, 2004.

Exhibit 5
Form 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, E. Peter Farmer, Chief Executive Officer of Denison Mines Corp., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of, Denison Mines Corp., (the issuer) for the interim period ending September 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: November 13, 2008
      “E. Peter Farmer"
E. Peter. Farmer
Chief Executive Officer

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, James R. Anderson, Executive Vice President and Chief Financial Officer of Denison Mines Corp., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of, Denison Mines Corp., (the issuer) for the interim period ending September 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: November 13, 2008
      “James R. Anderson"
James R. Anderson
Executive Vice President
and Chief Financial Officer